January 11, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Re:	Helpful Alliance Company Amendment No. 1 to Registration Statement on Form S-1 Filed November 10, 2015
File No. 333-205358

Dear Ms. Long:

Please find below responses to the comments and questions made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated December 8, 2015 (the “Comment Letter”), relating to the above-captioned registration statement (the “Registration Statement”) filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company's responses to a particular comment set out immediately underneath it.

Outside Front Coversheet of the Prospectus

1.	You state here that your offering price was based upon the evaluation of Business Valuation Center, LLC, but also state in a risk factor on page 15 that you arbitrarily determined the price of your shares. Please reconcile these two statements, and also revise the section entitled “Determination of Offering Price” on page 77 to explain how you determined the offering price. Additionally, if the price of your common stock was based upon the evaluation of Business Valuation Center, LLC, please file the consent of Business Valuation Center as an exhibit to your registration statement. See Rule 436.

RESPONSE:

Please be advised that we have deleted all references to Business Valuation Center, LLC in the Amendment; and revised the disclosure to state that the offering price was arbitrarily determined by the Board of Directors of the Company and bears no relationship to the book value of the Company’s Common Stock.

Prospectus Summary, page 1

2.	Please revise your prospectus throughout to differentiate between the home kits you intend to produce and the real estate that you intend to develop rather than referring to both as “products.”

RESPONSE:

Per your comment, we have revised the disclosure in the Amendment to differentiate between the home kids we intend to produce and the real estate we intend to develop rather than referring to both as products.

Engineering, page 2

3.	You state that using EVG-3D panels in your construction will offer “up to 50% savings in electricity consumption”. However, we note that you have yet to use EVG-3D in any projects or home kits, and state on page 14 that EVG-3D technology and the other technologies which you refer to here are untested. Please revise to disclose the basis of this claim, as well as to clarify what standard you are comparing the purported benefit of EVG-3D panel construction to. Please make corresponding changes in your Business section.

RESPONSE:

Please be advised that we removed the above-referenced statement from the Amendment and added the following disclosure:

Various manufacturers of EVG-3D panels have reported that their internal testing indicates that the degree of heat insulation of the EVG-3D panel built walls significantly exceeds that of walls built with traditional systems such as wood frame construction. The panels keep heat exchange with the outside at a minimum and limit energy consumption due to the extremely low level of thermal conductivity of the EPS core. Manufacturers have reported, in both prototype testing and actual buildings that have been put into the consumer marketplace, energy savings of up to 50% when compared with traditional systems such as wood frame construction. We have internally conducted tests within our Company that seem to support these claims. However, until a continuous testing in actual homebuilding will pass building code compliance inspections, and until the process of applying the EVG-3D Panel technology is optimized through actual application on site, there can be no guarantee or assurance that EVG-3D Panel technology is tested successfully.

Business Plan, page 3

4.	You refer here to your management team’s “specialized knowledge and core competence in technology-based product development and swift erection of building shells.” However, according to your description of your management team on page 64, no members of your management team have experience that matches your description here. Please revise.

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RESPONSE:

We have revised the disclosure per your comment by deleting the reference to “technology-based product development and swift erection of building shells.” We have also added a description of our Chief Executive Officer’s, Maxim Temnikov, specialized experience in operating and growing a real estate development company in Russia.

Risk Factors, page 9

5.	Please include a risk factor addressing the limitations on your ability to exercise full control over project LLCs that you share ownership of with others, as well as the ability of your partners to prevent your taking actions regarding the project LLC that require a unanimous vote of all members, as described on pages 31 and 57.

RESPONSE:

Per your comment, we have added the following risk factor:

We may not be able to exercise full control over our projects operated under the Project LLCs.

We organized our recent acquisition of a 28.8-acre parcel of land in Chesterfield, Virginia and intend to organize our future homebuilding projects by using Project LLCs. These Project LLCs will initially be formed as our wholly-owned subsidiaries; however, as we attract private investments into the Project LLCs to finance the land development and construction of properties, our ownership of the Project LLCs will decrease to the extent the private investors purchase equity of the Project LLCs. Furthermore, the Project LLCs may finance their land development and construction operations by issuing preferred and/or ordinary membership interests to their lenders, which may further decrease our voting power and ownership interest in the Project LLCs. Resulting from such decrease of our ownership and voting power, we may become unable to exercise full control over the Project LLCs in which we share ownership interest with others, as well as the ability of other owners of the Project LLC to prevent us from taking actions regarding the Project LLCs that require a unanimous vote of all members. If we become unable to exercise an adequate control over the Project LLCs, our financial performance and results of operations may differ significantly from anticipated results at the time of this Offering, which may render a detrimental effect on your stockholder equity and earnings. As a result, you may lose part of or your entire investment into our shares of Common Stock. Also, there is no guarantee that we will enter into these new projects due to similar or different reasons, in which case we may spend our working capital inefficiently and you may lose part of or your entire investment into our company.

We will need significant additional capital in addition to the maximum offering amount in this… page 10

6.	You state that if you sell all of the shares offered you will be able to fund your business operations for the next 24 months. Please briefly explain, with further elaboration in MD&A, whether this means you can fund your operations as necessary to achieve planned growth over the next 24 months, or that you would only be able to continue your current level of operations for that period. In this regard, we note disclosure on page 30 in the Overview section of MD&A that you will require significant additional capital, beyond the proceeds of the offering to fund your engineering and product development efforts as well as land and property purchases. Please revise.

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RESPONSE:

Per your comment, we have revised the disclosure in the Amendment.

There is no assurance or guarantee that we will be able to develop novel construction methods ... page 14

7.	You state on page 48 that the amount you spent on research and development in 2014 decreased to $100 and do not disclose any research expenses in 2015. If this reduction in research and development will materially affect your ability to develop novel construction methods or processes, please discuss.

RESPONSE:

We have revised the disclosure under “Engineering Division” of the “Business” section in the Amendment to clarify that we believe that our decrease in research and development expenses to $100 in 2014 was immaterial to our ability to develop novel construction methods or processes because the previous research and development efforts were completed. The disclosure on page 59 of the Amendment is as follows:

We do not believe that the reduction in research expenses in 2014 and 2015 will materially affect our ability to develop novel construction methods or processes because amount of $100 is insignificant. We believe that we have determined which technologies we will be testing in real construction projects for the next 3 years. Such testing will show, among other factors, which construction technology is the most beneficial to both consumers and our business, we are continuously developing core competence through the construction of homes and buildings for the consumer marketplace using the knowledge that we have accumulated thus far. We believe that pilot-testing the innovations in real construction operations will allow us decreasing our research and development expenses and attain a defendable market power with strong competitive advantages faster than our competitors who focuses solely on laboratory and theoretical research work.

Selling Stockholders, page 20

8.	Please revise the table on page 21 to reconcile the total percentage of equity that your selling shareholders will hold after the offering is complete with individual entries in the last column of the table.

RESPONSE:

We have revised the table per your comment.

9.	You state on page 22 that all of your selling shareholders received their shares through your merger with HAC, a wholly-owned subsidiary of HTI. You state that the selling shareholders exchanged their equity interests in HAC for shares of common stock based on a valuation of $0.08 per share. However, it is unclear what equity interests the selling shareholders had in HAC if HAC was wholly-owned by HTI at the time of the merger. In addition, you state on page 71 that the value of the shares that you issued was $1.60 per share, while on page 72 you state that the 100,000 shares had a value of $8,145. Please clarify your disclosure here and on page 83 and throughout your prospectus as necessary.

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RESPONSE:

We have corrected the disclosure pertaining to the Company’s acquisition of 100% of the outstanding securities of HAC Patents, LLC, a wholly-owned subsidiary of Helpful Technologies, Inc., a Florida corporation and an affiliate of the Company. The disclosure has been revised to read as follows:

The 525,658 shares of Common Stock offered by our Selling Stockholders include 100,000 shares of our Common Stock we issued on March 31, 2015, pursuant to an Agreement and Plan of Merger (“Merger Agreement”) we entered into with Helpful Technologies, Inc., a Florida corporation (“HTI”), and HAC Patents, LLC, a Florida limited liability company and a wholly-owned subsidiary of HTI ("HAC Patents”). Pursuant to the Merger Agreement, we acquired 100% of the outstanding equity of HAC Patents from HTI in exchange for 100,000 shares of our Common Stock, at a price of $0.08 per share (for a total of $8,000), based on the $8,145 fair value of HAC Patent’s only asset, U.S. Patent Application 14/093,334 (the “Patent”). The 100,000 shares were distributed by HTI to its stockholders as a dividend, including an aggregate of 74,342 shares of Common Stock to our founders, Dr. Temnikov, Mr. Gurin and FVZ, LLC, and are being registered for resale by the Selling Stockholders named in this Prospectus. At the time of the Merger, HTI was an affiliate of the Company due to the fact that they were both under common control by our founders, executive officers and directors, Dr. Temnikov, Mr. Gurin and FVZ, LLC. The remaining 425,658 shares of Common Stock offered by our Selling Stockholders in this Offering are held by our founders, including our Chief Executive Officer, Dr. Temnikov, and Vice President, Sergey Gurin.

10.	We note your reference to “Section 240” in the penultimate sentence on page 22. Please clarify whether you intend to refer to Exchange Act Rule 13d-3.

RESPONSE:

That was a typographical error and has been deleted in the Amendment. We apologize for any confusion.

11.	The final sentence on page 22 states that Mr. Gurin and his family members have shared powers to vote and sell their securities. Please elaborate on the nature of this shared power. In this regard, we note that there are no agreements giving Mr. Gurin authority to vote and sell shares, and we note your statement in footnotes (7) through (10) that “Mr. Gurin is not deemed to beneficially own these shares.”

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RESPONSE:

That disclosure was not correct. We have corrected the disclosure as follows:

There are no investment funds among our selling security holders. None of our Selling Stockholders, members of our executive management or our Board of Directors is an investment advisor that manages the security holder accounts in the advisor's exclusive discretion. Although numerous Selling Stockholders are related to our Interim Chief Financial Officer, Mr. Sergey Gurin by blood or former marriage, there are no agreements that give Mr. Gurin or any other member of our executive management or our Board of Directors a complete discretionary authority to vote and sell any of the securities held in the accounts of our other Selling Stockholders.

12.	Please revise to discuss all material relationships that the selling shareholders have with you or any of your affiliates, including Zena Katz’s ownership of Zimas LLC and any continuing relationships, if material, that any of your selling shareholders have with your affiliates such as HTI or Helpful Capital. Please see Item 507 of Regulation S-K.

RESPONSE:

Per your comment, we have revised the disclosure under “Relationship of the Selling Stockholders to the Company” and “Relationship of the Selling Stockholders to the Company’s Affiliates and Subsidiaries.”

Use of Proceeds, page 23

13.	You state on page 10 that you may elect to repay all or part of your debt using the net proceeds from this Offering, and you reserve the right to do this in footnote 1 to your table on page 25. Please revise to disclose the contingencies that may cause you to change the use of proceeds you have depicted in the table on page 25 to include debt repayment. Please refer to Instruction 7 to Item 504 of Regulation S-K. If you may use a material part of the proceeds to discharge your debt, please provide the information called for by Instruction 4 to Item 504 of Regulation S-K.

RESPONSE:

We have revised the disclosure in the Amendment per your comment.

14.	You state that if you sell all of the shares in this offering, you intend to allocate $5 million for joint projects with Development Management Holdings LLC in Chicago and $5 million to cooperating with Summit Construction and Environmental Services LLC in Richmond. Also, you state on page 49 that you will spend up to $5 million on a 3D printer. Your table on page 25 does not reflect these allocations. Please revise.

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RESPONSE:

We have revised the disclosure in the Amendment per your comment.

Dilution, page 26

15.	Please either remove or clarify your reference here to potentially redeeming common stock for cash. Please refer to comment 40 of our letter dated July 27, 2015.

RESPONSE:

We have removed the reference per your comments.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 28.

16.	Please revise, either here or in your Business section, to clarify the milestones that your business plan contemplates as well as associated costs, and any additional financing that you will need and your plans for obtaining that financing. Please refer to comments 6 and 17 of our letter dated July 27, 2015. We note, for example, that on pages F-18 and F-41 you refer to a private offering for up to $20 million in notes, but you provide no discussion here.

RESPONSE:

We have revised the disclosure per your comment.

Results of Operations, page 33

17.	As previously requested, please expand your disclosure to include a more detailed qualitative and quantitative discussion and analysis of the reasons for material changes in your income statement line items from the prior period in accordance with Item 303(a)(3) of Regulation S-K. For example, for the nine-month period ended September 30, 2015 compared to the nine-month period ended September 30, 2014, explain why your revenue from construction activities increased, and explain the specific activities and costs associated with becoming more active in organizing a revenue stream from your construction activities which led to the overall increase in your operating expenses. This comment also applies to your results of operations disclosure for the fiscal year ended December 31, 2014. You may also wish to refer to the guidance in FRC Sections 501.01, 501.04, 501.05, 501.12.b and 501.15.a.4.

RESPONSE:

We have revised the disclosure per your comment.

18.	We note your disclosure stating that your total expense in operations for the nine months ended September 30, 2015 was $498,681 as compared to the total expense in operations of $89,016 for the nine months ended September 30, 2014. Please disclose your calculation of those expense amounts.

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RESPONSE:

We have revised the disclosure per your comment.

Liquidity and Capital Resources, page 36

19.	Please revise to disclose how long you can continue operations with the cash you currently have on hand. Please refer to comment 23 of our letter dated July 27, 2015.

RESPONSE:

We have revised the disclosure per your comment to state that we do not believe that we have sufficient capital currently on hand to fund our operations for the next 12 months.

Cash Flows, page 37

20.	Please expand your disclosure to provide a qualitative and quantitative discussion and analysis of your cash flows from operating, investing, and financing activities for the nine-month period ended September 30, 2015 as compared to the nine-month period ended September 30, 2014.

RESPONSE:

We have revised the disclosure per your comment.

21.	Please expand your disclosure of estimated liquidity requirements to include the fiscal year ended December 31, 2016.

RESPONSE:

We have revised the disclosure per your comment.

Financing Activities, page 37

22.	At the top of page 38 you include extensive disclosure regarding the warrant that you sold to AssetsTZ. However, the warrant purchase agreement filed as Exhibit 10.11 only describes the sale of a warrant for $100,000 that would allow AssetsTZ to purchase up to 2,000,000 shares at $1.60 per share at any time. There appears to be no requirement around whether or not AssetsTZ loans money to you in order to exercise that warrant. There is also no discussion of any arrangements for loans up to $50 million, or of the issuance of further warrants if AssetsTZ makes these loans. We note that your descriptions of the warrant purchase agreement elsewhere, as on page 82, appears to more closely reflect the terms of the purchase agreement you filed as an exhibit to the registration statement. Please revise here and on page 71 to clarify the terms of the warrant. Please also reconcile the date of the warrant purchase agreement, which you reference as either April 10 or April 15, 2015 throughout the prospectus.

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RESPONSE:

We have revised the disclosure by deleting any reference to any requirement of AssetsTZ to loan money to the Company. Such previous disclosure made regarding any such requirement was made in error and we apologize for any confusion. We have also revised the disclosure in the Amendment to state that the date of the warrant was April 10, 2015.

Engineering, page 48

23.	Please clarify what “approvals from municipal authorities” will be needed for your home kits, and the associated costs and timeframe of pursuing such approvals in your targeted markets.

RESPONSE:

Per your comment, we have added the following disclosure to the Amendment:

Building codes are sets of regulations governing the design, construction, alteration and maintenance of structures. They specify the minimum requirements to adequately safeguard the health, safety and welfare of building occupants. Rather than create and maintain their own codes, most states and local jurisdictions adopt the model building codes maintained by the International Code Council (ICC). Compliance with applicable building codes is required for all structural elements of a building. These codes include International Building Code (IBC), which applies to almost all types of new buildings, International Residential Code (IRC), which applies to new one- and two-family dwellings and townhouses of not more than three stories in height, and International Existing Building Code (IEBC), which applies to the alteration, repair, addition or change in occupancy of existing structures. The ICC publishes new editions of the International Codes every three years and many states and localities have adopted them since the first editions were issued in 2000. In 2000, the three regionally-based model code organizations (BOCA National Code, SBCCI Standard Code and ICBO Uniform Code) combined together to form the ICC. Some jurisdictions, such as Miami-Dade County in Florida, have other increased supplemental code requirements. As such, we must strive to ensure that any technologies we use meet such standards, and in some cases we may have to obtain independent evaluation service reports on technologies if they are untested in order to ensure compliance. Evaluation reports are developed to ensure that materials, designs and products are tested to safeguard public safety and comply with codes and standards. Evaluation reports usually take 6-12 months to obtain and basic fees usually costs in between a range of $5,000-$10,000. However, certain procedures in obtaining the regulatory approval are consecutive and may not be processed concurrently, which can delay obtaining approvals beyond the period of 12 months. Also, in order to obtain regulatory approval, we may be required to re-make certain prototypes and re-submit them for testing, which can further delay obtaining such approvals for an indefinite period of time. In order to manage this process with a decreased risk to our business, we are using traditional construction materials and methods of their assembly into a structure, and also using novel methods and materials produced by other companies that have obtained such product approvals. For clarification, but not for limitation, the EVG-3D Panels are a type of Structural Insulated Panels (also known as “SIPs”) which are included in all major building codes. For further example, concrete mixtures used for foundations and for the EVG-3D Panels are included in all major building codes. However, the new anchors enabling a swift connection of the EVG-3D Panels with the concrete foundation may require additional regulatory approval.

Construction, page 50

24.	Please discuss any non-compete or confidentiality agreements that you will use to protect the “novel materials and methods, and building processes” that you will train your partners to use in their business practices. If you will not have any protections in place, please include disclosure to this effect and consider whether risk factor disclosure is appropriate.

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RESPONSE:

Per your comment, we have revised the disclosure as follows:

Our intellectual properties comprise the proprietary design of novel construction materials and knowledge of the methods of their assembly into the building structures, including but not limited to foundations, walls, roofs, etc. We are planning to scale up our operations by training our employees, contractors and building partners to use these intellectual properties in their construction processes. We will protect our intellectual properties by requiring them to sign, before the training begins, written agreements restraining them from using our intellectual properties for commerce without our participation. Such agreements will include, among other provisions, a non-competition and confidentiality requirements, with the term starting from the termination dates of their cooperation with us. These agreements will also grant our employees, contractors, and building partners the option of using our intellectual properties for commerce without our participation if we are notified in writing of an intent to do so and certain royalty payments are made to us. Although we anticipate our intellectual property to be protected by patents, if and when granted, there is no assurance that any of our employees, contractors or partners will comply with the terms of these agreements. Furthermore, there is no guarantee that we will be able to discover violations and enforce our patent rights and the rights under these agreements in a court of law. There is also no guarantee that if we are successful in a court of law, the violators would be able to pay us any damages or fees, if awarded.

Per your comment, we have also added the following risk factor:

There is no guarantee that we will be able to adequately protect our intellectual property.

Our intellectual property is comprised of the proprietary design of novel construction materials and knowledge of the methods of their assembly into the building structures, including but not limited to foundations, walls, roofs, etc. We intend to protect our intellectual property by filing patent applications with the U.S. Patent and Trademark Office from time to time. Even if we file the patent applications, there is no guarantee that patents will be granted for these applications. If patents are granted, there is no assurance that a party would respect these patents and our intellectual property rights. If a party violates our patent rights, there is no assurance that we will become aware of such violation. Defending intellectual properties in the court of law is very costly. There is no assurance that we will be able to obtain funds sufficient to defend our intellectual property rights in the court of law, or, if such funds are obtained, there is no assurance we will be able to win in litigation proceedings. Even if we are successful in defending our properties in the court of law, the violators might not be able to pay us any damages or fees, if awarded. We are also planning to protect our intellectual property by requiring our key employees, contractors and partners to sign written agreements restraining them from using our intellectual property for commerce without our participation. Such agreements will include, among other provisions, non-competition and confidentiality requirements. There is no guarantee that any of our contractors or partners will agree to signing these agreements. Even if these agreements are signed, there is no guarantee that any of our employees, contractors or partners will continually comply with the terms of these agreements. Furthermore, there is no guarantee that we will be able to discover violations and enforce our patent rights and the rights under these agreements in the court of law. If discovered, there is also no guarantee that we will be able to effectively defend our intellectual property rights in the court of law. Even if we are successful in defending our properties in the court of law, the violators would be able to pay us any damages or fees, if awarded.

Pricing, page 55

25.	You refer here to offering a diversified line of homes in a variety of environments. On page 59 you state that you have acquired and developed a diversified portfolio of construction projects and properties in different metropolitan areas. Please revise here and on page 59 to clarify that you currently have no developments under construction or home kits under development.

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RESPONSE:

Per your comment, we have revised the disclosure as follows:

Pricing

Our goal is to offer a diversified line of homes for first-time, move-up and relocating homebuyers in a variety of environments mostly in urban communities. We intend to employ a “Move-In and Enjoy” marketing approach to create a unique homebuyer experience by including desirable features as standard items. We believe this marketing approach will enable us to differentiate our homes from those of our competitors by creating value through combination of the advancements and competitive pricing, while reducing construction and overhead costs through a simplified construction process and utilizing volume purchasing of building materials and interior design products. We currently do not have any developments under constructions or home kids under development.

Projects, page 55

26.	We note your responses to prior comments 15 and 16 of our letter dated July 27, 2015. Please elaborate on who Development Management Holdings LLC, an Interforum Holdings Inc. entity, and Summit Construction and Environmental Services LLC are, what their particular expertise is, and why you have chosen to seek them out to participate in joint ventures with you.

RESPONSE:

Per your comment, we have revised the disclosure in the Amendment as follows:

Development Management Holdings LLC, an Interforum Holdings Inc. affiliate, is a construction company in Chicago, IL (“Development Management”). In September 2014, we entered into a joint venture with Development Management for our first pilot project, called “3890 Parkside,” which was a remodeling of single family house in the Chicago, IL metro area. All works under this project were completed, and the property was sold and closed on within third fiscal quarter of 2015. We decided to work with Development Management because of their strong reputation and solid connections in the Chicago construction market, and we may participate in joint projects together in the future.

Summit Construction and Environmental Services LLC (“Summit Construction”) is a general contractor in the Richmond, VA area that we have engaged because of their reputation and the resources at their disposal. We may work with Summit Construction LLC in the construction of properties we intend to build within the Virginia area

Executive Compensation, page 66

27.	On page 67 you present the stock option that you have granted to Mr. Hailston as being for Series-X Common Stock, while on page F-20 you present the option as being for common stock. Please revise to address this inconsistency.

RESPONSE:

Per your comment, we have revised the disclosure to consistently that the option as being for Series-X Common Stock.

Plan of Distribution, page 68

28.	You state on the cover page of your prospectus that your securities are offered to bona fide residents of Florida only. If this statement is correct, please revise appropriately.

RESPONSE:

We amended the cover page of the prospectus to state the following: “REQUIRED LEGEND FOR FLORIDA RESIDENTS ONLY.” The Company intends to sell the Common Stock in several states, including, not limited to, Florida, and in accordance with the securities regulations of Florida, is required to include such legend.

29.	Please revise to discuss the possibility that the company may retain a FINRA-registered broker-dealer to serve as the underwriter for the shares it is offering, as disclosed on the cover page of your prospectus and on page 23.

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RESPONSE:

Per your comment, we have revised the disclosure as follows:

This is a self-written offering by the officers and directors of the Company on a “best efforts” basis. There is currently no underwriter for the Shares registered for sale by the Company; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as the underwriter of the Shares offered by sale by the Company in consideration for customary fees and commissions not exceeding those imposed by FINRA.

Certain Relationships and Related Party Transactions, page 71

30.	Your description of the convertible notes placed with Zimas LLC on page 71 states that these notes are secured by 875,000 shares, and does not discuss a “forced conversion.” Your discussion of what appears to be the same convertible notes on page 76 states that the notes are secured by a total of 6,500,000 shares, and includes a “forced conversion” provision. Please revise to reconcile your disclosure.

RESPONSE:

We have revised the disclosure throughout the Amendment to correctly and consistently describe the convertible notes issued by the Company to unaffiliated third party lenders, including Zimas, LLC, and have filed such loan agreements and notes as exhibits to the Amendment.

Certain Relationships and Related Party Transactions, page 71

31.	On page 72 you state that you sold your three patents applications to HTI in 2014. Please revise to disclose the amount of consideration the company received from HTI for the patent applications.

RESPONSE:

Per your comment, we have revised the disclosure as follows:

Three patents at December 31, 2013 had been purchased from an affiliated company, Helpful Technologies Inc., in which our controlling stockholders, Mr. Sergey Gurin, Mr. Maxim Temnikov, and FVZ, LLC, own 75% shares of the Common Stock or sold to the Company by the Company’s founder. Patents were recorded at the historical cost basis, or $24,186 which represented the cost of legal fees associated with these patent applications. The Company sold its three patents back to an affiliated company, Helpful Technologies Inc., in 2014, prior to their approval by the US Patent office.

32.	Please revise your discussion of your transactions with Helpful Capital to describe the transactions that resulted in the $390,927 due from affiliate as of December 31, 2014, as disclosed on page F-16. Please refer to comment 39 of our letter dated July 27, 2015.

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RESPONSE:

Per your comment, we have revised the disclosure as follows:

In November 2013, Helpful Capital Group, LLC (“Helpful Capital Group”), a Florida limited liability company wholly-owned by Helpful Technologies, Inc., a Florida corporation and an affiliate of the Company, assigned two promissory notes to the Company. The first note (the “First Note”) was purchased by Helpful Capital Group on May 8, 2013 for $330,000 from an unaffiliated third party lender. The First Note was issued by the lender to an unaffiliated party in connection with such debtor’s purchase of land and was in the original principal amount $420,000, bore interest at the rate of 7.34% per annum and matured on January 1, 2010. The second note (the “Second Note”) was purchased by Helpful Capital Group on May 29, 2013 from an unaffiliated third party in connection with such debtor’s purchase of real property. The Second Note was in the principal amount of $280,000, bore interest at the rate of 12% per annum and matured on May 29, 2015. On December 30, 2014, the Company received, through Helpful Capital Group, an aggregate of $390,927, consisting of (x) $70,109 of accrued and payable interest (at the default rate of 18%) on the First Note and (y) $320,818 in full satisfaction of the outstanding principal and accrued interest and late fees under the Second Note.

Financial Statements for Fiscal Quarter Ended September 30, 2015,

Note 4- Notes Receivable, page F-12

33.	For each of your notes receivable outstanding at September 30, 2015, please provide an analysis of collectability that addresses the following issues:

●	The specific reasons for any defaults and maturity extensions,

●	The specific information you have regarding each borrower’s cash flows and ability to repay,

●	A complete and detailed ASC 310-10-35 analysis for each note that is impaired as

●	With respect to notes secured by real estate, a complete description of the that term is defined in the guidance, and property, an explanation of the extent to which the appraised value is supported by current comparable sales transactions, and your estimate as to when you expect to sell the properties for cash.

RESPONSE:

Per your comment, we have revised the disclosure.

Financial Statements for the Fiscal Years Ended December 31, 2014 and December 31, 2013, Audit Report, page F-22

34.	Please obtain a revised audit report from your independent accountants which includes an “emphasis- of- matter” paragraph, below the opinion paragraph, that refers readers to the footnote where the restatement is discussed. Refer to the guidance in paragraphs 13-15 of AU-C Section 708.

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RESPONSE:

Per your comment, the audit report has been revised to include an “emphasis-of-matter” paragraph.

Note 19- Restatement, page F-42

35.	Please expand your disclosure to include the error correction disclosures required by ASC 250-10-50, as applicable, for the reclassification made to your Statement of Operations.

RESPONSE:

Per your comment, we have expanded the disclosure.

36.	We note from your response to prior comment 42 that you reclassified your notes receivable from financing activities on the Statement of Cash Flows to operating activities for the fiscal years Ended December 31, 2014 and 2013. We understand from your disclosure under this heading, on page F-44, that you reclassified $1,100,000 in notes receivable for the fiscal year ended December 31, 2014. However, we note the originally reported balance in financing activities for notes receivable was $685,000. Please address the following points:

●	Reconcile the $685,000 in notes receivable previously reported to the $1,100,000

●	Reconcile the note receivable activity amounts in the September 30, 2015 and

●	Clarify how you determined that the amounts reported in the statements of cash

●	Explain how you determined that the note receivable activity should be classified currently reported, December 31, 2014 statements of cash flows to the corresponding changes in the notes receivable account balances on the balance sheets, flows only include cash paid and received on notes receivables, and as an operating activity instead of investing activity in the statements of cash flows given the guidance in ASC 230-10-45-12 and 13.

RESPONSE:

Per your comment, we have revised the disclosure.

37.	With regards to footnote 5, on page F-44, of your cash flow statement corrections, please expand your disclosure to discuss the nature and amount of the note receivable from Helpful Capital Group, LLC and the reason for the adjustment. In addition, discuss the mechanics of the corrections made to your Statements of Cash flows for this note for the fiscal years ended December 31, 2014 and 2013.

RESPONSE:

Per your comment, we have revised the disclosure.

Recent Sales of Unregistered Securities, page 82

38.	Please ensure that you include a thorough discussion of all unregistered securities that you have issued in the past three years under this heading. We note, for example, that you do not include a discussion of the 206,250 shares of Series X Common Stock that you issued in March of 2015. Please refer to Item 701 of Regulation S-K.

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RESPONSE:

Per your comment, we have revised the disclosure.

39.	Regarding the additional 11,496 shares of common stock you issued at the closing of your acquisition of HAC Patents, please clarify who the recipient of these shares was and the basis for this issuance. You also indicate that in connection with this transaction, you issued 411,496 shares to FVZ LLC, but in the paragraphs preceding this disclosure, you say that you issued a total of 100,000 shares of common stock to the stockholders of Helpful Technologies, Inc. in the merger. Please reconcile these disclosures and clearly explain who received consideration in this transaction and in what amount.

RESPONSE:

Per your comment, we have revised the disclosure to correctly reflect the Company’s stock issuances.

40.	You state here that all 411,496 shares owned by FVZ LLC are being registered for resale here. However, in your table of selling shareholders, FVZ is only offering 100,000 shares. In addition, in your table of beneficial ownership, you present FVZ as only owning 411,496 shares, which is 200 less than you state FVZ owns here. Please revise.

RESPONSE:

Per your comment, we have corrected the disclosure.

Exhibits and Financial Statement Schedules, page 84

42.	Please file the forms of your non-convertible and convertible notes, and any related material contracts, as exhibits to this filing. Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

Per your comment, we filed the Company’s notes and related material contracts as exhibits to the Amendment in accordance with Item 601(b)(10) of Regulation S-K.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our new securities counsel Philip Magri, Esq. of Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,
HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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